FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 28, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

São Paulo, April 27 2010.

BRF - Brasil Foods S.A.
Av. Escola Politécnica, 760
São Paulo, SP.

C/O: Investor Relations Department
Mr. Leopoldo Viriato Saboya

Dear Sirs:

Irrespective of the information previously disclosed to the market by the investment fund management institutions with respect to the requirements of CVM Instruction 409, and by the legal representatives of the non-resident investors as required under CMN Resolution 2.689/00, pursuant to CVM Instruction 358, Article 12, Tarpon Investimentos S.A. (“Tarpon”) informs the market in general that the number of the Company’s common shares held by the investment and portfolio funds under its discretionary management has reached 43,773,390, representing 5.02% of the total common shares issued by the Company. The purpose of the acquisitions is as an investment, no modification in the composition of the Company’s control being intended. These funds and portfolios are not holders of subscription bonuses or any other subscription rights or call options on shares issued by the Company and there is no agreement regulating the exercising of voting rights to which these funds and portfolios are a party.

Sincerely,

Tarpon Investimentos S.A.

CC:    Comissão de Valores Mobiliários – CVM
           Superintendência de Relações com Empresas – Ms. Elizabeth Rios Machado BM&FBOVESPA S.A.
           Superintendência Geral – Mr. Edemir Pinto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 28, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director